UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                                                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: November 10, 2021	By:	By:	/s/ Federico Trucco
		Name:	Federico Trucco
		Title:	Chief Executive Officer

1 Bioceres Crop Solutions Reports Fiscal First Quarter 2022 Financial and Operational Results 1Q22 comparable revenues up 54% YoY, and LTM Adjusted EBITDA reached $50.2m HB4 inventory ramp-up advancing as projected – no additional information requested by Brazilian or Chinese regulatory authorities ROSARIO, Argentina – November 10, 2021 – Bioceres Crop Solutions Corp. (“Bioceres”) (NASDAQ: BIOX), a fully integrated provider of crop productivity solutions designed to enable the transition of agriculture towards carbon neutrality, has reported financial results for the first quarter 2022, ended September 30, 2021. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards. All comparisons in this announcement are year-over-year (“YoY”), unless noted otherwise. FISCAL FIRST QUARTER FINANCIAL & BUSINESS HIGHLIGHTS • Total Comparable Revenues increased 54% to $64.8 million. Top line growth comes from the solid momentum built throughout the last three quarters, with revenue growth accelerating up from +35-40% level in first half of the calendar year. Growth driven primarily by new commercial strategies in Crop Nutrition and Protection segments, new products, and generally positive sector dynamics in Latin America. • LTM Adjusted EBITDA reached $50.2 million, confirming upward trend compared to the year-ago metric. Baseline business supports HB4 roll-out with LTM Adjusted EBITDA fully accounting for $3.4 million in pre-operational expenses related to HB4 Program. • Momentum in micro-beaded fertilizer sales continues for the third consecutive quarter, with Crop Nutrition segment accounting for 44% of the growth observed for the period, with installed capacity reaching 48%, up 60% YoY. • Crop Protection segment benefits from full effects of sales-force/channel re- organization, with this segment explaining close to 55% of the growth for the quarter. • HB4 inventory ramp-up processes moving forward as discussed in previous Earnings Reports, with early season HB4 Soy planting completed and late season plantings, which represent the majority of the targeted hectares, to be initiated in the coming days. HB4 Wheat harvest already began and currently is at about 10% progress. On the regulatory

2 front, no additional information was requested by Chinese regulators and Brazil’s CTNBio regarding HB4 Soy and HB4 Wheat, respectively. • Ecotoxicological scoring added to ESG Report on HB4 inventories. Data gathered from crop maintenance practices and exposure to different active ingredients, translated into ecotoxicological scores to track reduction in chemical footprint on top of existing carbon and water footprint measurements. Current reporting level sets a new industry standard and highlights the value of identity preserved production systems, digital technology, and data science. • Bioceres’ subsidiary Rizobacter Argentina S.A. completed a $16.1 million public offering of series VI corporate bonds in the Argentine capital market. The capital raised adds to the financial strength required to support working capital needs in the coming quarters. MANAGEMENT REVIEW Mr. Federico Trucco, Chief Executive Officer of Bioceres, commenting on the Company’s performance, said, “We are thrilled to report the first fiscal quarter´s financial performance and show that the positive momentum observed in the last two quarters further accelerated in the reported period. I would like to congratulate our operations team for effectively implementing the new strategies in the Crop Protection and nutrition segments, resulting in today’s growth. We expect to see similar growth in the seeds and integrated products segment in the upcoming quarters, primarily as HB4 inventories are no longer contributed but sold as seed or grain. We are also taking this opportunity to announce the addition of ecotoxicological indexes to our ESG Reporting process for HB4 inventories, which we believe will set a new industry standard. Understanding the environmental impact of exposure to different active ingredients, the carbon intensity of production processes, and the water footprint of an agricultural ecosystem, are key elements in designing and promoting 21st century regenerative agriculture.” Mr. Enrique Lopez Lecube, Chief Financial Officer of Bioceres, said, “I am very pleased with the performance of our business throughout the last couple of quarters. This is the result of a well- considered move implemented to reignite growth in two of our three main business segments. The 2H21 growth momentum in the Crop Protection and nutrition segments was boosted this last quarter, as we were able to timely capture some macro tailwinds. The high commodity price environment and the supply shortage of nitrogen-based fertilizers, combined with increased sales force focus, delivered outstanding results in our micro-beaded fertilizer line. Reaching $50 million dollars in LTM Adjusted EBITDA, even when this metric includes pre-operational expenses related to HB4 as well as the transitory effect of a softer performance in the second quarter of the previous fiscal year, highlights the resilience of our baseline business and gives us great confidence going forward”.

3 Key Operational Metrics (Figures in millions of US dollars, unless otherwise noted) HB4 Wheat and HB4 Soy Metrics Operational metrics will be updated in the upcoming quarter, 2Q22, at the end of HB4 wheat harvest and HB4 soy planting season. Table 1: Key Financial Metrics (Figures in millions of US dollars, unless otherwise noted) 1Q22 As Reported % Change Revenue by Segment 1Q21 1Q22 Reported Comparable¹ Crop Protection 21.6 35.2 62% 58% Seed and Integrated Products 8.7 9.0 3% 1% Crop Nutrition 12.0 22.8 89% 83% Total Revenue 42.4 66.9 58% 54% Gross Profit 19.2 29.0 51% 39% Gross Margin 45.4% 43.4% (204 bps) (442 bps) Adjusted EBITDA 10.5 12.4 18% Adjusted EBITDA Margin 24.9% 18.6% (632 Bps) 1. Comparable excludes the impact of IAS29 as discussed in more detail on page 19. REVIEW OF FISCAL FIRST QUARTER 2022 FINANCIAL RESULTS Comparable Revenues and Comparable Gross Profit are key operational metrics used by the management team to assess the Company's underlying financial and operating performance. The Company has introduced the term “Comparable” to reflect the result of a given metric excluding the impact of IAS 29. For comparison purposes, the impact of adopting IAS 29 is presented separately in each of the applicable sections of this earnings press release, in a column denominated “IAS 29”. For further information please review the Application of IAS 29 section.

Bioceres Crop Solutions

Revenues

Table 2: Fiscal 1Q22 Revenues by Segment

(Figures in millions of US dollars)	As Reported			IAS 29		Comparable		
	1Q21	1Q22	%Chg.	1Q21	1Q22	1Q21	1Q22	%Chg.
Revenue by segment								
Crop protection	21.6	35.2	62%	0.1	(0.8)	21.8	34.3	58%
Seed and integrated products	8.7	9.0	3%	(0.1)	(0.3)	8.6	8.7	1%
Crop nutrition	12.0	22.8	89%	(0.1)	(1.0)	11.9	21.8	83%
Total revenue	**42.4**	**66.9**	**58%**	**(0.1)**	**(2.1)**	**42.2**	**64.8**	**54%**

Total Comparable Revenues increased 54% to $64.8 million in the first quarter of fiscal 2022. Revenue growth was the result of the recent reorganization strategy implemented in the Crop Protection segment to segregate commercial channels. Crop Nutrition was also a main contributor to growth throughout the quarter as a more aggressive commercial strategy in micro-beaded fertilizers continues to deliver positive results.

Reported Revenues increased 58% to $66.9 million, a larger increase than in comparable revenues, due to a $2.1 million IAS29 adjustment in the first quarter of fiscal 2022 compared to a roughly neutral IAS29 impact in the first quarter of fiscal 2020.

Gross Profit & Margin

Table 3: Fiscal 1Q22 Gross Profit by Segment

(Figures in millions of US dollars)	As Reported			IAS 29		Comparable		
	1Q21	1Q22	%Chg.	1Q21	1Q22	1Q21	1Q22	%Chg.
Gross profit by segment								
Crop protection	8.1	13.6	68%	0.3	(2.3)	8.4	11.3	35%
Seed and integrated products	5.4	5.5	2%	0.4	(0.0)	5.8	5.5	(6%)
Crop nutrition	5.8	9.9	72%	0.1	1.2	5.8	11.1	90%
Total Gross profit	19.2	29.0	51%	0.8	(1.1)	20.0	27.9	39%
% Gross margin	**45.4%**	**43.4%**	**(204 bps)**			**47.5%**	**43.1%**	**(442 bps)**

4

5 Comparable Gross Profit increased 39% to $27.9 million on higher sales during the quarter. The total margin in sales decreased by 442 basis points to 43.1% explained by product mix, in which Crop Protection and Crop Nutrition growth outpaced performance in high-margin Seed and Integrated Products. Production costs dynamics in Argentina, where the main manufacturing hub is located, continued to have a negative impact in gross margins of dollar-linked businesses as the inflation rate affecting local currency denominated items outpaced depreciation of the Argentine Peso. Reported Gross Profit increased 51%, to $29.0 million. The increase in gross profit as reported was higher than the increase in comparable gross profit, following the same IAS 29 dynamics described for revenues. As reported gross margin decreased 204 bps to 43.2%. Operating Expenses Selling, General and Administrative expenses totaled $16.2 million in the first quarter of fiscal 2022, compared to $10.1 million during the first quarter of fiscal 2021. This was due mainly to an increase in variable expenses related to higher sales, the continued roll-out of the HB4 Program and unfavorable FX and inflation dynamics in Argentina, where a significant part of the Company´s support functions are located. SG&A pre-operational expenses related to HB4 during the quarter were $1.1 million, an expense item that did not exist in the previous fiscal year quarter. Employee salaries and social security costs, a semi-fixed expense, increased by $1.7 million. Variable sales- related tax, freight and haulage expenses - also affected by temporary global trade and logistics challenges - grew by $1.5 million, $1.2 million, respectively, in line with the growth in revenues during the quarter. Despite the year-over-year increase, total SG&A expenses remained almost flat as a percentage of revenue, at 24.2%. HB4 related expenses are to be counterbalanced by profits generated through contributed goods recognized once inventories built under the HB4 Program are sold as seed or grain. Research & Development expenses totaled $1.4 million during the quarter, compared to $1.0 million in the first quarter of Fiscal 2021. Approximately half of the R&D expenses in the quarter were related to the development of seeds and traits, including product registrations, as well as the Company’s pursuit of regulatory approvals of HB4 technology. The other half was related to the development of new bio fungicides and bio stimulants for seed treatment and foliar applications for wheat and soybean crops, including the filing of registration for these novel products in different geographies.

Bioceres Crop Solutions

Adjusted EBITDA & Adjusted EBITDA Margin

Table 4: Fiscal 1Q22 Adjusted EBITDA Reconciliation and Adjusted EBITDA Margin

(Figures in millions of US dollars)	1Q21	1Q22	Chg.	%Chg.
Income/(Loss) for the period	(6.4)	2.0	8.4	(132%)
Income tax (benefit)/expense	2.0	2.8	0.8	39%
Finance results	12.7	5.2	(7.6)	(59%)
Depreciation of PP&E and intangibles assets	1.2	1.9	0.7	61%
Stock-based compensation charges	0.3	0.5	0.2	63%
Transaction expenses	0.7	-	(0.7)	(100%)
Adjusted EBITDA	**10.5**	**12.4**	**1.9**	**18%**
Adjusted EBITDA Margin	24.9%	18.6%		(632 bps)

Adjusted EBITDA was up 18% and totaled $12.4 million in the first quarter of fiscal 2022. This increase was driven by Crop Protection and Crop Nutrition top line expansions, partially offset by the decrease in gross margin and increased Operating Expenses. Reported Gross Profit rose by $9.8 million, or a $7.9 million increase in Comparable Gross Profit and $1.9 million IAS 29 positive adjustments. Conversely, Operating Expenses and Other Income and Expenses during the quarter rose by $6.3 million and $1.2 million, respectively. The combination of both Operating Expenses and Other Income and Expenses, totaling an increase of $7.5 million, includes $1.9 million in pre-operational expenses related to HB4, $1.1 million accounted for in SG&A and $0.8 million included in other income and expenses. These pre-operational expenses are fully accounted for in Adjusted EBITDA, and therefore supported by the baseline business. Joint Venture results decreased by $0.5 million when compared to the first quarter of Fiscal 2021, mainly due to increased raw materials costs in Synertech, the Company's micro-beaded fertilizer manufacturing JV.

6

Bioceres Crop Solutions

Financial Income and Loss

Table 5: Fiscal 1Q22 Net Finance Result[1]

(Figures in millions of US dollars)	1Q21	1Q22	Chg.	%Chg.
Net interest expenses	(3.4)	(2.1)	1.4	(40%)
Financial commissions	(0.5)	(0.8)	(0.3)	67%
Total net interest expenses and financial commissions	**(3.9)**	**(2.8)**	**1.0**	**(27%)**
Exchange differences	(3.6)	(2.7)	0.9	(24%)
Net gain of inflation effect on monetary items	1.6	1.6	0.1	3%
Changes in fair value of financial assets or liabilities and others	(5.5)	(0.8)	4.7	(86%)
Total other non-cash finance result	(7.5)	**(1.8)**	**5.6**	**(75%)**
Total Net Finance Result	**(11.3)**	**(4.7)**	**6.7**	**(59%)**

Total net interest expenses and commissions from financial debt decreased $1.0 million during the quarter to $2.8 million, down from $3.9 million, driven mainly by the decrease in net interest expenses as the Company continued to streamline its debt structure and replace expensive sources of capital with newly issued debt instruments throughout the quarter, as Bioceres' subsidiary Rizobacter Argentina S.A. completed a $16.1 million public offering of series VI corporate bonds in the Argentine capital market.

Total other non-cash financial results in the first quarter of fiscal 2022 were negative $1.8 million, compared to negative $7.5 million in 1Q21. The improvement was due mainly to positive changes in fair value of financial assets or liabilities and others.

[1] Net interest expenses from financial debt obligations, net of gains/losses from translation effects on Argentine Peso denominated loans held by Rizobacter as part of the Company´s financial hedging strategy, as well as financial commissions, are the main financial metrics that management uses to assess Bioceres' cost of financing. Exchange rate differences, net gains/losses due to the inflation effect on monetary items, and Changes in fair value of financial assets or liabilities and others include items that are believed to have a limited impact on the underlying business, as a significant portion of both cash flows and financial debt obligations are linked to the US dollar.

7

8 PERFORMANCE BY SEGMENT Crop Protection Table 6: Crop Protection Segment (Figures in millions of US dollars, except otherwise noted) Comparable Revenue1 % of Total Revenues Comparable Gross Profit 1 Gross Margin 1Q21 21.8 1Q22 34.3 ∆ 58% 1Q21 52% 1Q22 53% 1Q21 8.4 1Q22 11.3 ∆ 35% 1Q22 38.6% 1Q22 33.0% ∆ (565 bps) Key Products Sales Volumes Adjuvants (millions of Liters) 1Q21 1.8 | 1Q22 1.3 | ∆ (28%) 1. Excludes impact of IAS29 as discussed in more detail on page 19. Comparable Revenues in the first quarter of fiscal 2022 totaled $34.3 million, a 58% increase from the year-ago quarter. Crop Protection global supply chain conditions provided tailwinds as product shortages drove prices higher and was further reinforced by sustained agricultural commodity prices. Reorganization of the commercial teams in the segment favored leveraging market momentum, with higher sales of third-party products and fungicides. Adjuvant volumes dropped compared to the year-ago quarter as dry weather conditions in key markets across South America delayed some product applications. Comparable Gross Profit in the first quarter of fiscal 2022 was $11.3 million, or 33.0% of total Crop Protection revenues. The 565 bps drop in gross margin for the segment was primarily due to a higher sales contribution from third-party products, detrimental to sales contribution from higher margin adjuvants.

9 Seed and Integrated Products Table 7: Seed and Integrated Products Segment (Figures in millions of US dollars, except otherwise noted) Comparable Revenue1 % of Total Revenues Comparable Gross Profit1 Gross Margin 1Q21 8.6 1Q22 8.7 ∆ 1% 1Q21 20% 1Q22 13% 1Q21 5.8 1Q22 5.5 ∆ (6%) 1Q22 67.7% 1Q22 62.9% ∆ (479 bps) Key Products Sales Volumes Seed Packs (million doses) 1Q21 2.2 | 1Q22 2.1 | ∆ (4%) 1. Excludes impact of IAS29 as discussed in more detail on page 19. Comparable Revenues in the first quarter of fiscal 2022 were $8.7 million, remaining flat when compared to 1Q21. Seed packs volumes also remained flat in the first quarter as the high season for seed treatment solutions sales in South America begins. Sales contribution from the segment dropped from 20% to 13%, as Crop Protection and Crop Nutrition growth outpaced performance in Seed and Integrated Products. Comparable Gross Profit in the first quarter of fiscal 2022 was $5.5 million, or 62.9% of the total Seed and Integrated Products contribution to revenues. The 479 bps drop in gross margin was primarily due to the aforementioned inflation and FX dynamics negative impact in costs of goods manufactured in Argentina. Crop Nutrition Table 8: Crop Nutrition (Figures in millions of US dollars, except otherwise noted) Comparable Revenue1 % of Total Revenues Comparable Gross Profit1 Gross Margin 1Q21 11.9 1Q22 21.8 ∆ 83% 1Q21 28% 1Q22 34% 1Q21 5.8 1Q22 11.1 ∆ 90% 1Q22 49.1% 1Q22 51.0% ∆ 189 bps Key Products Sales Volumes Micro-beaded Fertilizers (thousand tons) 1Q21 3.5 | 1Q22 7.4 | ∆ 113% Inoculants (million dosis) 1Q21 4.2 | 1Q22 4.2 | ∆ (1%) 1. Excludes impact of IAS29 as discussed in more detail on page 19.

10 Comparable Revenues were $21.8 million, a strong 83% increase when compared to the first quarter of fiscal 2021. The expansion in the segment was mainly explained by continued growth of micro-beaded fertilizer sales, as the shift in the commercial strategy implemented during the third and fourth quarters of fiscal 2021 proved to be successful. Commodity fertilizers market conditions also played a role as product shortages resulting from China’s energy crisis and global logistics challenges translated into higher prices, favoring market penetration and further adoption of Bioceres´ high-tech specialty fertilizers. Throughout the quarter 30 new distributors incorporated different presentations of Microstar, Rizobacter´s main brand for micro-beaded fertilizers, to their products offerings. Installed capacity utilization rate on a trailing 12-month basis increased sequentially from 40% in June 2021, to 48%. Inoculant's sales were also higher during the quarter despite volumes remaining flat. This was due to a shift in the product mix from conventional to higher value inoculants, especially to Long-Life Inoculants (LLI), a Rizobacter proprietary technology. LLI has been gaining popularity amongst growers as its last generation microbial formulations ensures greater microorganism survival, greater nodular dry mass, and enhanced nitrogen fixation. Comparable Gross Profit in the first quarter of fiscal 2022 was $11.1 million, or 51.0% of total Crop Nutrition revenues. Despite higher participation of micro-beaded fertilizers in the segment mix, which have lower margins than inoculants, the overall segment gross margin increased by 189 bps. Positive market conditions and economies of scale from higher volumes favored sales expansion of micro-beaded fertilizers while maintaining gross margins for the category. Inoculants shift to higher margin LLI products further reinforced the gross margin evolution for the segment.

11 BALANCE SHEET HIGHLIGHTS Table 9: Capitalization and Debt (Figures in millions of US dollars) As of September 30 2020 2021 Total Debt Short-Term Debt 62.0 66.7 Long-Term Debt 101.1 112.8 Cash and Cash Equivalents (30.0) (36.6) Other short-term investments (29.6) (5.3) Total Net Debt 103.5 137.6 Equity attributable to equity holders of the parent 45.8 73.7 Equity attributable to non-controlling interests 15.4 24.1 Capitalization 164.7 235.4 LTM Adjusted EBITDA 48.9 50.2 Net Debt /LTM Adjusted EBITDA 2.12x 2.74x Cash, Cash Equivalents and other short-term investments as of September 30, 2021, totaled $41.9 million, compared to $47.2 million on June 30, 2021. Net Financial Debt on September 30, 2021 was $137.6 million, and Total Financial Debt was $179.5 million, of which approximately 63% consisted of long-term obligations. Cash and cash equivalents, short-term deposits and other short-term investments represented approximately 63% of the current portion of debt. Net Debt-to-LTM Adjusted EBITDA on September 30, 2021 was 2.74x, compared to 2.12x on September 30, 2020. On a sequential basis, Net Debt-to-LTM Adjusted EBITDA increased from 2.61x as of June 30, 2021, mainly due to higher working capital requirements to support HB4 inventory build-up and the beginning of the high season of sales in key markets across South America.

12 FISCAL FIRST QUARTER 2022 EARNINGS CONFERENCE CALL Bioceres Chairman & Chief Executive Officer Federico Trucco, Chief Financial Officer Enrique Lopez Lecube and Head of Investor Relations Rodrigo Krause dos Santos Rocha will host the conference call followed by a question-and-answer session. The conference call will be accompanied by a presentation, which can be viewed during the webcast or accessed via the investor relations section of the company’s website here. To access the call, please use the following information: Date: Wednesday, November 10, 2021 Time: 8:30 a.m. EDT, 5:30 a.m. PDT Toll Free dial-in number: 1-844-200-6205 Toll/International dial-in number: 1-929-526-1599 Conference ID: 756912 Webcast: Click here Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have difficulty connecting with the conference call, please contact MZ Group at +1 (949) 491-8235. The conference call will be broadcast live and available for replay here and via the investor relations section of the company’s website here. A replay of the call will be available through November 15, 2021 following the conference. Toll Free Replay Number: 1-866-813-9403 International Replay Number: +44 204 525 0658 Replay ID: 575325 About Bioceres Crop Solutions Corp. Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4® program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit here. Contacts Investor Relations Contact Chris Tyson Executive Vice President

13 MZ Group – MZ North America (949) 491-8235 BIOX@mzgroup.us www.mzgroup.us Bioceres Crop Solutions Rodrigo Krause dos Santos Rocha Head of Investor Relations investorrelations@biocerescrops.com Forward-Looking Statements This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward- looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial data and, among others, statements related to the expected or potential impact of the novel coronavirus (COVID- 19) pandemic, and the related responses by governments, clients and the Company, on our business, financial condition, liquidity position and results of operations, and any such forward- looking statements, whether concerning the COVID-19 pandemic or otherwise, involve risks, assumptions and uncertainties. These forward-looking statements include, but are not limited to, whether (i) the health and safety measures implemented to safeguard employees and assure business continuity will be successful, (ii) the uncertainty related to COVID-19 in the farming community will be short lived, and (iii) we will be able to coordinate efforts to ramp up inventories. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the Company’s ability to achieve its strategic goals, including the uncertainties relating to the impact of COVID-19 on the Company’s business, operations, liquidity and financial results and the other factors that are described in the sections entitled “Risk Factors” in the Company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

14 USE OF NON-GAAP FINANCIAL INFORMATION To supplement our audited financial results prepared in accordance with GAAP, we have prepared certain non-GAAP measures that include or exclude special items. These non-GAAP measures are not meant to be considered in isolation or as a substitute for financial information presented in accordance with GAAP and should be viewed as supplemental and in addition to our financial information presented in accordance with GAAP. Investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures. In addition, other companies may report similarly titled measures, but calculate them differently, which reduces their usefulness as a comparative measure. Management utilizes these non-GAAP metrics as performance measures in evaluating and making operational decisions regarding our business. Non-IFRS Financial Information The Company supplements the use of IFRS financial measures with non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Net debt, Net interest expenses, Comparable revenues and Comparable gross profit which exclude the impact of IAS29 as explained below. The non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and may be different from non-IFRS measures used by other companies. In addition, the non-IFRS measures are not based on any comprehensive set of accounting rules or principles. Non-IFRS measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. This non-IFRS financial measures should only be used to evaluate the Company’s results of operations in conjunction with the most comparable IFRS financial measures. Adjusted EBITDA and Adjusted EBITDA Margin The Company defines Adjusted EBITDA as profit/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, inventory purchase allocation and one-time transactional expenses. Management believes that Adjusted EBITDA provides useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the management team to evaluate the Company’s financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA and similarly titled measures are frequently used by competitors, rating agencies, securities analysts, investors and other parties to evaluate companies in the same industry. Management also believes that Adjusted EBITDA is helpful to investors because it provides additional information about trends in the Company’s core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on results. Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including: • Adjusted EBITDA does not reflect changes in, including cash requirements for working capital needs or contractual commitments;

15 • Adjusted EBITDA does not reflect financial expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other financial income; • Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes; • Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements; • Although share-based compensation is a non-cash charge, Adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation; and • Other companies may calculate Adjusted EBITDA and similarly titled measures differently, limiting its usefulness as a comparative measure. The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation in the combined financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, income/(loss) for the period or year. Comparable figures or figures ex-IAS 29 (Comparable revenue and Comparable gross margin) Comparable figures or figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine operations by the average foreign exchange rate of the Argentine Peso against the US Dollar in the period. For comparison purposes, the impact of adopting IAS 29 is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The IAS 29 17 adjustment results from the combined effect of: (i) the indexation to reflect changes in purchasing power on results against a dedicated line in the financial results, and (ii) the difference between the translation of results at the closing exchange rate of June 30, 2019, and the translation using the average year-to-date rate on the reported period, as applicable to non-inflationary economies. Net Debt and Net Debt to Adjusted EBITDA Net debt is defined as the sum of long and short-term borrowings and finance payment from business combinations, less cash and cash equivalents and restricted short-term deposit. This measure is used by management and investment analysts and management believes it shows the financial strength of the Company. Management is consistently tracking the Company’s leverage position and its ability to repay and service the debt obligations over time. Therefore, management has set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA. Net Interest Expenses Net interest expenses are defined as the sum of interest, other financial results and gains/losses from translation effects on Argentine Peso denominated loans held by Rizobacter Argentina. Gains/losses from translation effects on Argentine Peso denominated loans are part of the hedging activities conducted by the Company to manage cost of financing. Net interest expenses and financial commissions represent the main financial metrics that management uses to assess Bioceres’ cost of financing.

16 Application of IAS 29 Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 beginning July 1, 2018. IAS 29 requires, adjusting all non-monetary items in the statement of financial position by applying a general price index from the day they were booked to the end of the reporting period. At the same time, it also requires that all items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period. Consequently, on a monthly basis, results of operations for each reporting period are measured in Argentine Pesos and adjusted for inflation by the applicable monthly inflation rate each month. All amounts need to be restated by applying the change in the general price index from the dates when the items of income and expenses were initially recorded in the financial statements. As a result, each monthly results of operations are readjusted each successive month to reflect changes in the monthly inflation rate. After the restatement explained above, IAS 21 “The Effects of Changes in Foreign Exchange Rates”, addresses the way results must be translated under inflation accounting, stating that all amounts shall be translated at the closing rate at the date of the most recent statement of financial position. Accordingly, monthly results of operations in Argentine Pesos, after adjustment for inflation pursuant to IAS 29, as described above, must then be converted into U.S dollars at the closing exchange rate for such monthly reported period. This conversion changes every prior reported monthly statement of income in U.S dollars as each monthly amount is readjusted under IAS 29 for inflation per above and reconverted at different exchange rates for each monthly 18 reported period under IAS 21. As a result, the impact of monthly inflationary adjustments and monthly conversion adjustments vary the results of operation month to month until year end.

17 Unaudited Consolidated Statement of Comprehensive Income (Figures in US dollars) Three-month period ended 09/30/2021 Three-month period ended 09/30/2020 Total revenue Cost of sales 66,906,245 (37,882,452) 42,355,261 (23,112,642) Gross profit % Gross profit 29,023,793 43% 19,242,619 45% Operating expenses Share of profit of JV Other income or expenses, net (17,601,661) (222,236) (1,146,617) (11,116,455) 239,712 5,190 Operating profit 10,053,279 8,371,066 Finance result (5,179,668) (12,735,462) Profit before income tax 4,873,611 (4,364,396) Income tax (2,608,394) (2,005,866) Profit/ (Loss) for the period 2,265,217 (6,370,262) Other comprehensive profit / (loss) 5,728,095 136,131 Total comprehensive Profit / (Loss) 7,993,312 (6,234,131) Profit / (loss) for the period attributable to: Equity holders of the parent Non-controlling interests 875,181 1,390,036 (6,971,558) 601,296 2,265,217 (6,370,262) Total comprehensive income / (loss) attributable to: Equity holders of the parent Non-controlling interests 5,722,061 2,271,251 (7,033,867) 799,736 7,993,312 (6,234,131)

18 Unaudited Consolidated Statement of Financial Position (Figures in US dollars) ASSETS 09/30/2021 06/30/2021 CURRENT ASSETS Cash and cash equivalents 36,631,549 36,046,113 Other financial assets 5,283,685 11,161,398 Trade receivables 94,809,859 88,784,172 Other receivables 15,527,400 11,153,705 Income and minimum presumed income taxes recoverable 969,921 990,881 Inventories 72,551,919 61,037,551 Biological assets 37,879,003 2,315,838 Total current assets 263,653,336 211,489,658 NON-CURRENT ASSETS Other financial assets 935,851 1,097,462 Trade receivables 128,575 135,739 Other receivables 1,644,765 2,543,142 Income and minimum presumed income taxes recoverable 14,867 12,589 Deferred tax assets 3,802,891 3,278,370 Investments in joint ventures and associates 31,876,966 30,657,173 Property, plant and equipment 48,078,743 47,954,596 Intangible assets 70,287,443 67,342,362 Goodwill 30,468,839 28,751,206 Right-of-use leased asset 1,407,154 1,327,660 Total non-current assets 188,646,094 183,100,299 Total assets 452,299,430 394,589,957 LIABILITIES 09/30/2021 06/30/2021 CURRENT LIABILITIES Trade and other payables 113,963,318 72,091,408 Borrowings 66,655,578 76,785,857 Employee benefits and social security 5,214,001 4,680,078 Deferred revenue and advances from customers 5,302,738 6,277,313 Income tax payable 10,520,678 7,452,891 Government grants 306 - Lease liabilities 718,966 750,308 Total current liabilities 202,375,585 168,037,855 NON-CURRENT LIABILITIES Borrowings 62,644,168 47,988,468 Government grants - 784 Investments in joint ventures and associates 1,276,639 1,278,250 Deferred tax liabilities 24,965,998 25,699,495 Provisions 438,816 449,847 Consideration for acquisitions 12,075,576 11,790,533 Convertible notes 50,190,617 48,664,012 Lease liability 490,101 390,409 Total non-current liabilities 152,081,915 136,261,798 Total liabilities 354,457,500 304,299,653 EQUITY Equity attributable to owners of the parent 73,748,046 67,743,242 Non-controlling interests 24,093,884 22,547,062 Total equity 97,841,930 90,290,304 Total equity and liabilities 452,299,430 394,589,957